Exhibit (a)(xx)

FOR IMMEDIATE RELEASE

Global Net Lease, Inc.

Announces Final Results of Tender Offer

New York, New York, July 6, 2015 – Global Net Lease, Inc. (“GNL” or the “Company”) (NYSE: GNL) announced today the final results of its tender offer for the purchase of up to 11,904,762 shares of its common stock, which expired at 12:00 midnight, Eastern Time, on June 29, 2015.

Based on the final count by DST Systems, Inc., the paying agent and depositary for the tender offer, a total of 127,815,754 shares of the Company’s common stock were validly tendered and not properly withdrawn at the purchase price of $10.50 per share.

In accordance with the terms and conditions of the tender offer, and based on the final count by the paying agent and depositary, the Company has accepted for purchase 11,904,762 shares of the Company’s common stock at a purchase price of $10.50 per share, for an aggregate cost of approximately $125.0 million, excluding fees and expenses relating to the tender offer. The 11,904,762 shares to be accepted for purchase in the tender offer represent approximately 6.6% of the Company’s currently issued and outstanding shares of common stock as of July 6, 2015.

Due to the oversubscription of the tender offer, stockholders who tendered and did not properly withdraw shares of common stock in the tender offer will have approximately 8.97% of their shares purchased on a pro rata basis by the Company (other than “odd lot” holders, whose shares will be purchased on a priority basis).

The paying agent promptly will issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the tender offer. Shares tendered and not accepted for purchase will be returned promptly to stockholders.

As a result of the tender offer, the Company has approximately 168,947,744 shares outstanding.

Investor questions concerning the tender offer may be directed to the information agent for the offer, American National Stock Transfer, LLC at (844) 276-1077.

About Global Net Lease, Inc.

Global Net Lease, Inc. is a NYSE-listed, Maryland real estate investment trust focused on acquiring a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical income producing net-leased assets across Western Europe and the United States. Additional information about GNL can be found on its website at www.globalnetlease.com.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions indicate a forward-looking statement, although not all forward-looking statements include these words. Actual results may differ materially from those contemplated by such forward-looking statements, including those set forth in the Risk Factors section of GNL’s Annual Report on Form 10-K filed on April 3, 2015. Further, forward-looking statements speak only as of the date they are made, and GNL undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Contacts

Media Inquiries:	Investor Inquiries:
Anthony J. DeFazio SVP of Public Relations DDCworks tdefazio@ddcworks.com Ph: (484-342-3600)	Andrew G. Backman Managing Director Investor & Public Relations abackman@arlcap.com Ph: (212-415-6500)	Scott J. Bowman Chief Executive Officer Global Net Lease, Inc. sbowman@globalnetlease.com Ph: (212-415-6500)